Exhibit 99.1

Indonesia Energy Discovers Oil at Kruh 28, the Second of Two
Back-to-Back New Wells at Kruh Block in 2022

Kruh 28 also has a potentially significant new gas reservoir

Two potential additional new oil formations also discovered at Kruh Block

Additional new seismic operations seek to maximize returns from the Kruh Block drilling program

JAKARTA, INDONESIA AND DANVILLE, CA, Thursday, October 20, 2022 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that it has discovered oil in its “Kruh 28” well. Kruh 28 is the second of two back-to-back wells being drilled by IEC during 2022 at its 63,000-acre Kruh Block.

The Kruh 28 well reached the final total depth at 3,475 feet depth on September 16, 2022. Approximately 135 feet of oil sands were encountered at Kruh 28 between the depths of 3,165 and 3,300 feet. This oil-bearing interval (meaning the top of the oil zone to the bottom of the oil zone) in the Kruh 28 well was 6 feet thicker and therefore larger than anticipated, meaning that the total reserve potential for Kruh 28 could be larger than anticipated. Based on these drilling results and testing, IEC expects production could begin at Kruh 28 by the end of November 2022.

In addition, as previously announced, IEC unexpectedly found evidence of a potential natural gas bearing reservoir between the 976 and 1,006 feet interval with 30 feet net thickness. This initial evidence was supported by both wireline logging and geologic logging data, and subsequent gas flaring.

Moreover, in an effort to maximize the potential of Kruh Block after several encouraging new oil discoveries made by IEC during 2021 and 2022, after production begins at Kruh 27 and Kruh 28, but before continuing with additional production drilling operations, IEC is planning to conduct significant new seismic operations across the entire Kruh Block. IEC believes that this new work, together with what has been learned from recent oil and gas discoveries, will greatly assist IEC in ascertaining the best locations to re-start a continuous drilling campaign at Kruh Block that will look to develop not only the one formation currently being targeted, but to look to develop what appears to be at least two potential additional oil formations that could contain significant commercial quantites of oil and natural gas. Completion and full interpretation of this seismic operations will take approximately 12 months, after which IEC plans to re-start its continuous drilling campaign at Kruh Block. IEC still plans on drilling a total of 18 new wells at Kruh Block, four of which have already been completed, but now by the end of 2025 rather than 2024 as previously announced. This change in the Kruh Block drilling program was previously disclosed in IEC’s mid-year Form 6-K report filed with the SEC on September 29, 2022.

IEC can conduct this new, potential maximizing seismic work based on its fundraising efforts during 2022, where the Company has raised approximately $12 million (net of fees and expenses) from investors.

As previously disclosed, wells drilled that average production of 100 barrels of oil per day over the first year of production and based on the terms of IEC’s contract with the Indonesian government and an oil price of $80.00/barrel (which is approximately 15% below yesterday’s closing price for Brent crude), each well is expected to generate $2.1 million in net revenue in its first twelve months, which is more than enough to recover the cost of drilling the well in only the first year of production.

The Kruh Block is located on Sumatra Island, where IEC is already producing oil from 5 existing wells.

Mr. Frank Ingriselli, IEC’s President, commented “The Kruh 28 well continues our string of successful discovery wells and is another a significant achievement for our company. Our results at Kruh 28 reinforce our belief that Kruh Block is a world class asset and, in order to maximize shareholder returns, we are planning on conducting significant seismic operations across the entire Kruh Block so that based on what we have learned from our recent discoveries, including our gas discovery, we can determine the best locations to re-start our continuous drilling campaign. Additionally, we will also be moving forward during 2023 with developmental activities at our potential billion-barrel equivalent natural gas 1,000,000-acre Citarum Block, where the previous operator drilled a few gas discoveries. In short, we’ve never been more excited about IEC’s potential, and we look forward to continuing our efforts as we seek to drive shareholder value.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com .

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results (including, without limitation, the anticipated results of IEC’s exploration, drilling and production activities and the impact of such activities on IEC’s results of operations as described herein) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed on May 2, 2022, with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov . IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com